November 26, 2024

J. Michael DiMaio
Chairman (Principal Executive Officer)
Spectral AI, Inc.
2515 McKinney Avenue, Suite 1000
Dallas, TX 75201

       Re: Spectral AI, Inc.
           Registration Statement on Form S-3
           Filed November 21, 2024
           File No. 333-283369
Dear J. Michael DiMaio:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Richie at 202-551-7857 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Lynwood E. Reinhardt, Esq.